OPERATIONS RESUME AT BOKONI MINE’S MIDDELPUNT HILL UG2 SHAFT SECTION

Johannesburg, 27 September 2013: Atlatsa Resources Corporation (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) announces that the South African Department of Mineral Resources has lifted the section 54 work stoppage order at Bokoni Platinum Mine’s Middelpunt Hill UG2 shaft section, and normal operations resumed on Thursday, 26 September 2013.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Pam Wolstenholme	Annerie Britz
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 872 6387

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